August 3, 2022	Mark C. Amorosi mark.amorosi@klgates.com

T +1 202 778 9351

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 Pearl St., Suite 20-100

New York, NY 10004-2616

Re:

Responses to U.S. Securities and Exchange Commission Staff Comments on the Registration Statements on Form N-14 of EQ Advisors Trust (File No. 333-265918) and EQ Premier VIP Trust (File No. 333-265919)

Dear Mses. Bentzinger and Hamilton:

On behalf of EQ Advisors Trust and EQ Premier VIP Trust (each, a “Trust” and together, the “Trusts”), set forth below are comments that Ms. Bentzinger provided by telephone on July 19, 2022, and Ms. Hamilton provided by telephone on July 20, 2022, concerning each Trust’s Registration Statement on Form N-14 (each, a “Registration Statement” and together the “Registration Statements”). The Trusts’ Registration Statements were filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2022. The Registration Statement of EQ Advisors Trust (“EQ Trust”) was filed in connection with the following Reorganizations: (1) 1290 VT Low Volatility Global Equity Portfolio, a series of EQ Trust, into EQ/Common Stock Index Portfolio, also a series of EQ Trust, (2) EQ/Franklin Growth Allocation Portfolio, a series of EQ Trust, into EQ/JPMorgan Growth Allocation Portfolio, also a series of EQ Trust, (3) EQ/First Trust Moderate Growth Allocation Portfolio, a series of EQ Trust, into EQ/Invesco Moderate Growth Allocation Portfolio, also a series of EQ Trust, (4) EQ/AXA Investment Managers Moderate Allocation Portfolio, a series of EQ Trust, into 1290 VT Moderate Growth Allocation Portfolio, also a series of EQ Trust, and (5) EQ/Invesco International Growth Portfolio, a series of EQ Trust, into EQ/MFS International Growth Portfolio, also a series of EQ Trust. The Registration Statement of EQ Premier VIP Trust (“VIP Trust”) was filed in connection with the Reorganization of EQ/Franklin Strategic Income Portfolio, a series of EQ Trust, into EQ/Core Plus Bond Portfolio, a series of VIP Trust. Set forth in italics below is a summary of the accounting comments that Ms. Hamilton

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provided, followed by a summary of the disclosure comments that Ms. Bentzinger provided, in each case followed by the Trusts’ responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statements. Each Trust is filing changes in response to your comments in a Pre-Effective Amendment to its Registration Statement today.

Accounting Comments (Ms. Hamilton)

1.	General Comments

a.

Comment:    The Independent Registered Public Accounting Firm for the Acquired Portfolios must provide a Consent relating to the incorporation by reference of its report relating to the financial statements and financial highlights of the Acquired Portfolios. Please file a Pre-Effective Amendment to the Registration Statement and include the Consent as an exhibit thereto.

Response: Each Trust will file a Pre-Effective Amendment to its Registration Statement on N-14 and include a Consent from the independent registered public accounting firm that relates to both the Acquiring and Acquired Portfolios.

2.	Proxy Statement/Prospectus

a.	Comment: For each Reorganization, please clarify which fund will be the accounting survivor.

Response: For each Reorganization, the Trusts have clarified, under the heading “Comparative Performance Information,” that the Acquiring Portfolio will be the accounting survivor of the Reorganization and that, as such, the Acquiring Portfolio will continue to have the same performance history following the Reorganization as it had prior to the Reorganization.

b.

Comment:    For each Reorganization, please disclose the costs of the portfolio repositioning, including the brokerage costs incurred to sell or purchase the Acquired Portfolio’s securities. The costs should be quantified both in dollars and in basis points as of the most recent date practicable.

Response: For each Reorganization, as applicable, the Trusts have revised the disclosure describing the portfolio repositioning to provide an estimate of the portfolio transaction costs (i.e., brokerage commissions or other transaction costs) expected to be incurred in connection with sales of portfolio holdings by the Acquired Portfolio. Such costs are quantified both in dollars and in basis points as of the most recent date practicable. The Trusts note that the Acquired Portfolios are not expected to purchase any securities in connection with the Reorganizations.

For Proposal 3, the Trusts have revised the applicable disclosure in the bullet point describing the portfolio repositioning to read as follows: “… ~~Such transaction costs could~~

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~~be significant, but EIM intends to implement the Reorganization in a manner that would minimize such costs, to the extent practicable, and believes that such costs would be reasonable in relation to the anticipated benefits of the Reorganization. The~~ It is ~~estimated~~ expected ~~percentage of the holdings of~~ that the First Trust Moderate Growth Allocation Portfolio ~~that~~ will ~~be sold~~ not sell any of its holdings in connection with the Reorganization ~~is less than 5%~~, and therefore no brokerage commissions or other transaction costs are expected to be incurred. This estimate is subject to change depending on the factors outlined above….”

c.	Comment: For each Reorganization, please update the Capitalization Table so that the data is as of a date that is within 30 days of the filing date.

Response: The Trusts have updated each Capitalization Table with data from June 30, 2022, the most recent date practicable.

d.

Comment:    With respect to Proposal 3, there appears to be a one basis point discrepancy between the net expenses of each of the First Trust Moderate Growth Allocation Portfolio and the Invesco Moderate Growth Allocation Portfolio as presented in the Fee Table compared to the Financial Highlights. Please clarify supplementally the reason for the discrepancy, including whether the Fee Table is presenting the current fees of the funds and, if not, whether the Acquiring Portfolio’s fees are increasing.

Response: The Trusts note that the Acquired and Acquiring Portfolios have a December 31 fiscal year end. The Trusts clarify supplementally that the reason for the one basis point discrepancy is that, for each Portfolio’s Financial Highlights, Acquired Fund Fees and Expenses (“AFFE”) are calculated based on each underlying acquired fund’s expense information available as of December 31, 2021, whereas for each Portfolio’s Fee Table, AFFE are calculated based on expense information for each underlying acquired fund’s “most recent fiscal period as disclosed in [its] most recent shareholder report ” (Instruction 3(f) of Item 3 of Form N-1A). The Trusts note, for example, that the most recent shareholder reports for underlying acquired funds with a December 31 fiscal year end would not have been available on December 31, 2021. When acquired funds’ expense information available as of December 31, 2021, differs from the expense information subsequently disclosed in their shareholder reports for the period ended December 31, 2021, a discrepancy can result.

Item 3(a) of Form N-14 requires “a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed” by Item 3 of Form N-1A. The Trusts confirm supplementally that the total net annual operating expense ratio of 1.20% for Class IB as shown in each Portfolio’s Fee Table is the current fee when AFFE are calculated in accordance with Instruction 3(f) of Item 3 of Form N-1A.

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e.	Comment: With respect to the Capitalization Table included under Proposal 4, please review the data regarding the Class IB shares outstanding.

Response: As indicated in the response to comment 2.c above, the Trusts have updated each Capitalization Table with data from June 30, 2022, the most recent date practicable. In connection with the update to the Capitalization Table included under Proposal 4, the Trusts have reviewed and revised the data regarding the Class IB shares outstanding.

f.

Comment: With respect to Proposal 5, the disclosure provides that the expenses of the Reorganization will be borne by the Invesco International Growth Portfolio (i.e., the Acquired Portfolio), except that EIM will pay the expenses that exceed the Acquired Portfolio’s expense limitation. Please explain supplementally (i) why, for this Reorganization, the expenses will be allocated to the Acquired Portfolio, and (ii) whether it is anticipated that EIM will bear the costs as a result of the expense limitation.

Response: The Trusts explain supplementally that, for each Reorganization (and not just for the Reorganization described in Proposal 5), the expenses will be allocated to the applicable Acquired Portfolio; however, to the extent that Reorganization expenses exceed an Acquired Portfolio’s expense limitation, the expenses will be paid by EIM. As shown in the response to comment 4.b below, the Trusts have added the following disclosure to the Summary:

EIM has agreed to pay expenses of each Reorganization that exceed an Acquired Portfolio’s expense cap set forth in its expense limitation arrangement. The estimated Reorganization expenses (excluding portfolio transaction costs, which, unless otherwise noted, will be incurred indirectly by Contractholders both before and after the Reorganization) for each Acquired Portfolio are expected to exceed its expense cap and are expected to be paid by EIM.

The Trusts note that, as calculated in accordance with Item 3 of Form N-14, the Invesco International Growth Portfolio’s total net annual operating expense ratio is only one basis point below its expense limit. Notwithstanding this calculation and Fee Table presentation, the Trusts confirm that the Reorganization expenses for the Invesco International Growth Portfolio (excluding portfolio transaction costs) are expected to exceed the Portfolio’s expense limit and, therefore, are expected to be paid by EIM.

The Trusts also note that Ms. Bentzinger also commented on this same disclosure (please see comment 4.m below). In response to comment 4.m, the Trusts have revised the disclosure to read as follows:

EIM has agreed to pay expenses of the Reorganization that exceed the Invesco International Growth Portfolio’s expense limitation set forth in its

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expense limitation agreement. ~~Expenses of the~~ The Reorganization expenses for the Invesco International Growth Portfolio, which are estimated to be $286,333 (excluding portfolio transaction costs, which will be incurred indirectly by Contractholders both before and after the Reorganization), are expected to exceed the expense limit and, therefore, are expected to ~~and will be borne by the Invesco International Growth Portfolio. However, to the extent that the Reorganization expenses exceed the Invesco International Growth Portfolio’s expense limitation set forth in its expense limitation arrangement, these expenses will~~ be paid by EIM.

The Trusts respectfully submit that the disclosure revised in response to comment 4.m also addresses this comment 2.f.

g.	Comment: Please disclose the other courses of action considered as possible alternatives to the Reorganizations (e.g., liquidating an Acquired Portfolio).

Response: The Trusts note that Ms. Bentzinger provided a similar comment (please see comment 4.r below). In response to comment 4.r, the Trusts have added the following sentence at the end of the third paragraph under the heading “Additional Information about the Reorganizations – Terms of the Reorganization Agreements”:

If a Reorganization Agreement is not approved by the applicable Acquired Portfolio’s shareholders or a Reorganization is not consummated for any other reason, the Board of the Acquired Portfolio will consider other possible courses of action for the Acquired Portfolio, which may include continuing to operate the Acquired Portfolio as a stand-alone portfolio; changes to the Acquired Portfolio’s investment objectives, policies and strategies; reorganizing the Acquired Portfolio into other acquiring portfolios; or such other options that the Board deems to be in the best interests of the Acquired Portfolio.

The Trusts respectfully submit that the sentence added in response to comment 4.r also addresses this comment 2.g.

3.	Statement of Additional Information

a.

Comment: With respect to each of Proposals 5 and 6, the Proxy Statement/Prospectus disclosure does not include a statement that a determination had been made that the applicable Acquired Portfolio’s portfolio holdings are generally compatible with the corresponding Acquiring Portfolio’s investment objective and policies. Please confirm supplementally that each applicable Acquired Portfolio will not be liquidating all of its respective holdings due to the investment restrictions of the corresponding Acquiring Portfolio, in which case a Schedule of Investments would be required.

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Response: In each of Proposals 5 and 6, the Trusts have revised the Proxy Statement/Prospectus disclosure describing the portfolio realignment to include the follow statement: “EIM has reviewed the [name of Acquired Portfolio]’s current portfolio holdings and determined that the holdings generally are compatible with the [name of Acquiring Portfolio]’s investment objective and policies.”

With respect to Proposal 5, upon further assessment, it is not anticipated that the Invesco International Growth Portfolio will liquidate substantially all of its securities holdings in connection with the Reorganization, and the Trusts have revised the Proxy Statement/Prospectus disclosure describing the portfolio realignment to indicate that the estimated percentage of the holdings of the Invesco International Growth Portfolio that will be sold in connection with the Reorganization is 73%. The Trusts confirm supplementally that the Invesco International Growth Portfolio will not be selling its securities holdings due to the investment restrictions of its corresponding Acquiring Portfolio. (The Trusts also confirm supplementally that the previously anticipated liquidation of substantially all of the Invesco International Growth Portfolio’s securities holdings was not due to the investment restrictions of its corresponding Acquiring Portfolio.)

With respect to Proposal 6, the Trusts confirm supplementally that the Franklin Strategic Income Portfolio will not be liquidating all of its securities holdings due to the investment restrictions of its corresponding Acquiring Portfolio.

Disclosure Comments (Ms. Bentzinger)

4.	Proxy Statement/Prospectus

a.	Comment: Where a comment is made in one location in the filing, please make corresponding changes where comparable disclosure appears elsewhere in the filing.

Response: The Trusts confirm that where a comment is made in one location in the filing, they have made corresponding changes where comparable disclosure appears elsewhere in the filing.

b.

Comment: In the Summary, in the fifth paragraph under the heading “The Proposed Reorganizations” (at page 6), please disclose the higher advisory fees of the Acquiring Portfolios in the two Reorganizations where the advisory fees are higher (i.e., MFS International Growth Portfolio and Core Plus Bond Portfolio). Please disclose the advisory fees of the Acquired and Acquiring Portfolios as a percentage.

Response: The Trusts have divided the fifth paragraph under the heading “The Proposed Reorganizations” into three paragraphs and revised the second and third of the three paragraphs as follows:

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Management is proposing the Reorganizations because it believes that the Reorganizations will permit shareholders invested in the Acquired Portfolios, which have limited prospects for future growth and/or are relatively small and therefore have a limited ability to achieve economies of scale, to invest in the corresponding Acquiring Portfolios, which in each case will result in a larger combined portfolio that invests in a similar or substantially similar asset class or asset classes and has better prospects for attracting additional assets and lowering expenses. [hard return added]

Each Acquiring Portfolio, except for the MFS International Growth Portfolio and the Core Plus Bond Portfolio, currently is subject to a lower advisory fee schedule than its corresponding Acquired Portfolio. The maximum advisory fee for the Invesco International Growth Portfolio is equal to an annual rate of 0.71% of its average daily net assets, whereas the maximum advisory fee for the MFS International Growth Portfolio is equal to an annual rate of 0.85% of its average daily net assets. However, as discussed in Proposal 5, the MFS International Growth Portfolio currently has a lower expense limitation arrangement in place than that for the Invesco International Growth Portfolio, which would offset the increase in the advisory fee. The maximum advisory fee for the Franklin Strategic Income Portfolio is equal to an annual rate of 0.59% of its average daily net assets, whereas the maximum advisory fee for the Core Plus Bond Portfolio is equal to an annual rate of 0.60% of its average daily net assets. However, as discussed in Proposal 6, if Proposal 6 is approved, the Core Plus Bond Portfolio would have the same contractual expense cap in place as that for the Franklin Strategic Income Portfolio. [hard return added]

For each proposed Reorganization, the total net annual operating expense ratio (that is, the total annual operating expense ratio after taking into account the applicable expense limitation arrangement) of each class of shares of the Acquiring Portfolio is expected to be the same as or lower than that of the corresponding class of shares of the Acquired Portfolio for the one year after the proposed Reorganization. There is no assurance that fees and expenses will not increase after April 30, 2024, when the expense limitation arrangement for each Acquiring Portfolio will terminate if it is not renewed by the Adviser and the Board of the relevant Trust. Each Acquiring Portfolio, except for the MFS International Growth Portfolio, currently has a lower total annual operating expense ratio than its corresponding Acquired Portfolio, regardless of whether an expense limitation arrangement is in effect. EIM has agreed to pay expenses of each Reorganization that exceed an Acquired Portfolio’s expense cap set forth in its expense limitation arrangement. The estimated Reorganization expenses (excluding portfolio transaction costs, which, unless otherwise

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noted, will be incurred indirectly by Contractholders both before and after the Reorganization) for each Acquired Portfolio are expected to exceed its expense cap and are expected to be paid by EIM.

c.

Comment: In Proposal 1 (at page 10), the third bullet point states that “It is estimated that the total net annual operating expense ratio for the Common Stock Index Portfolio’s Class IB shares for the fiscal year following the Reorganization will be 0.67%, which is lower than the total net annual operating expense ratio (including acquired fund fees and expenses) for the Low Volatility Global Equity Portfolio’s Class IB shares for the fiscal year ended December 31, 2021, which was 0.90%.” In addition to the comparison of net expenses, please provide a comparison of gross expenses.

Response: The Trusts have revised the statement to read as follows:

It is estimated that the total ~~net~~ annual operating expense ratios before and after taking into account the expense limitation arrangement (described below) for the Common Stock Index Portfolio’s Class IB shares for the fiscal year following the Reorganization will be 0.67% and 0.67%, respectively, which ~~is~~ are lower than the total ~~net~~ annual operating expense ratios (including acquired fund fees and expenses) before and after taking into account the expense limitation arrangement (described below) for the Low Volatility Global Equity Portfolio’s Class IB shares for the fiscal year ended December 31, 2021, which ~~was~~ were 1.55% and 0.90%, respectively.

The Trusts also have revised the corresponding bullet points in the other proposals to provide a comparison of gross expenses, in addition to the comparison of net expenses.

d.

Comment: In Proposal 1 (at page 11), the last bullet point talks about liquidating the assets and repositioning the portfolios. Please (1) further explain the reason for the portfolio realignment; (2) make clear that the portfolio realignment will occur both with respect to the liquidated securities of the Acquired Portfolio, as well as when using that cash to purchase new securities for the Acquiring Portfolio – in other words, the realignment will take place both before and after the Reorganization; (3) make clear that the transaction costs referenced are brokerage commissions incurred from selling off and buying portfolio securities; (4) make clear that the transaction costs incurred will be borne indirectly by Contractholders; and (5) provide an estimate of the portfolio transaction costs expected to be generated, both in the aggregate and on a per share basis.

Response: Regarding parts (1) – (4) of this comment 4.d, the Trusts have revised the disclosure as requested. Regarding part (5) of this comment 4.d, and consistent with the information requested by the Staff in comment 2.b above, the Trusts have revised the disclosure to provide an estimate of the

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portfolio transaction costs (i.e., brokerage commissions or other transaction costs) expected to be incurred in connection with sales of portfolio holdings by the Acquired Portfolio. Such costs are quantified both in dollars and in basis points as of the most recent date practicable. The Trusts note that no Acquired Portfolio is expected to purchase any securities in connection with the Reorganizations. Considering this comment 4.d, together with comment 2.b above, the Trusts have revised the bullet point to read as follows:

Following the Reorganization, the combined Portfolio will be managed in accordance with the investment objective, policies and strategies of the Common Stock Index Portfolio. It is not expected that the Common Stock Index Portfolio will revise any of its investment policies following the Reorganization to reflect those of the Low Volatility Global Equity Portfolio. If the Reorganization is approved, all of the Low Volatility Global Equity Portfolio’s assets (“Transferred Assets”) on the Closing Date will be transferred to the Common Stock Index Portfolio. However, it is anticipated that immediately prior to the Closing Date, the Low Volatility Global Equity Portfolio will liquidate substantially all of its securities holdings (that is, the shares of the Underlying ETFs in which it invests) and hold cash. Therefore, it is anticipated that the Transferred Assets will consist of cash. The portion of the Low Volatility Global Equity Portfolio’s assets anticipated to be liquidated in connection with the Reorganization is based on EIM’s assessment of the compatibility of the Portfolio’s holdings with the Common Stock Index Portfolio’s portfolio composition, investment strategies and investment restrictions. The sale of portfolio holdings by the Low Volatility Global Equity Portfolio in connection with the Reorganization may result in the Low Volatility Global Equity Portfolio selling securities at a disadvantageous time and price and could result in its realizing gains (or losses) that would not otherwise have been realized and its (and indirectly its investors and Contractholders) incurring brokerage commissions or other transaction costs that would not otherwise have been incurred. The sale of all of the Low Volatility Global Equity Portfolio’s portfolio holdings is expected to result in portfolio transaction costs of approximately $671 (1.5 basis points). ~~Such transaction costs could be significant, but EIM intends to implement the Reorganization in a manner that would minimize such costs, to the extent practicable, and believes that such costs would be reasonable in relation to the anticipated benefits of the Reorganization.~~ It is also expected that, over time, the Common Stock Index Portfolio will use the Transferred Assets to invest in ~~equity~~ securities, as well as other investments, consistent with its principal investment strategy. The purchase of portfolio securities by the Common Stock Index Portfolio following the Reorganization may result in the Common Stock Index Portfolio buying securities at a disadvantageous time and price and could

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result in its (and indirectly its investors and Contractholders) incurring brokerage commissions or other transaction costs that would not otherwise have been incurred. Such transaction costs could be significant, but EIM believes that such costs would be reasonable in relation to the anticipated benefits of the Reorganization. Contractholders will not recognize any gain or loss for federal income tax purposes as a result of the Reorganization.

The Trusts also have revised the corresponding bullet points in other proposals, as applicable.

e.

Comment: In Proposal 1 (at page 11), the last bullet point states that “The sale of portfolio holdings by the Low Volatility Global Equity Portfolio in connection with the Reorganization may result in the Low Volatility Global Equity Portfolio selling securities at a disadvantageous time and price and could result in its realizing gains (or losses) that would not otherwise have been realized and its (and indirectly its investors) incurring transaction costs that would not otherwise have been incurred” (emphasis added). Please also make clear that this could occur with respect to purchases of portfolio securities for the Acquiring Portfolio.

Response: The Trusts respectfully submit that purchases of portfolio securities by an Acquiring Portfolio would not result in its realizing gains (or losses). Such purchases could, however, result in its buying securities at a disadvantageous time and price or incurring brokerage commissions or other transaction costs that would not otherwise have been incurred. The Trusts have added disclosure to this effect, where applicable; please see the response to comment 4.d above.

f.

Comment: In Proposal 1 (at page 12), the first bullet point states that “EIM has agreed to pay expenses of the Reorganization that exceed the Low Volatility Global Equity Portfolio’s expense limitation set forth in its expense limitation agreement. The Reorganization expenses for the Low Volatility Global Equity Portfolio, which are estimated to be $11,625 (excluding portfolio transaction costs), exceed the expense limit and are expected to be paid by EIM.” In the parenthetical, please add “which will be incurred indirectly by Contractholders both before and after the Reorganization.”

Response: The Trusts have revised the parenthetical to read as follows: “…(excluding portfolio transaction costs, which will be incurred indirectly by Contractholders both before and after the Reorganization)….” The Trusts also have revised the corresponding bullet points in other proposals, as appropriate.

g.	Comment: Please confirm supplementally that the fees shown in the Comparative Fee and Expense Tables are current fees consistent with Item 3 of Form N-14.

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Response: The Trusts confirm supplementally that the Portfolios’ fees shown in the Comparative Fee and Expense Tables are current fees consistent with Item 3 of Form N-14.

h.

Comment: In Proposal 2 (at page 22), the third bullet point states that “The Class IB shares of the JPMorgan Growth Allocation Portfolio outperformed the Class IB shares of the Franklin Growth Allocation Portfolio for the one-year period ended December 31, 2021. Please see ‘Comparative Performance Information’ below.” Please also disclose that the Franklin Growth Allocation Portfolio outperformed the JPMorgan Growth Allocation Portfolio for the period since inception (even though the Portfolios’ since inception periods do not align). Also, the Staff notes that the one year performance is very close; “outperformed” overstates the relative performance, and that statement should be modified.

Response: The Trusts have revised the sentence to read as follows:

The Class IB shares of the JPMorgan Growth Allocation Portfolio slightly outperformed the Class IB shares of the Franklin Growth Allocation Portfolio for the one-year period ended December 31, 2021. The Class IB shares of the JPMorgan Growth Allocation Portfolio underperformed the Class IB shares of the Franklin Growth Allocation Portfolio for the periods since the Portfolios’ inception (November 13, 2017 and February 1, 2019, respectively) through December 31, 2021. Please see “Comparative Performance Information” below.

i.

Comment: In Proposal 2 (at page 22), the fourth bullet point states that “Thus, EIM believes that, if the Reorganization is approved, all or a substantial portion of the holdings of the Franklin Growth Allocation Portfolio could be transferred to and held by the JPMorgan Growth Allocation Portfolio. However, it is expected that some of those holdings may not remain at the time of the Reorganization due to normal portfolio turnover…. The estimated percentage of the holdings of the Franklin Growth Allocation Portfolio that will be sold in connection with the Reorganization is 35%.” Given that the estimated percentage of the holdings that will be sold is 35%, please delete “all or” in the first sentence above.

Response: The Trusts have revised the first sentence above to read as follows: “Thus, EIM believes that, if the Reorganization is approved, ~~all or~~ a substantial portion of the holdings of the Franklin Growth Allocation Portfolio could be transferred to and held by the JPMorgan Growth Allocation Portfolio.”

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j.

Comment: In Proposal 3 (at page 34), the third bullet point states that “The need for the First Trust Moderate Growth Allocation Portfolio to sell investments in connection with the Reorganization may result in its … incurring transaction costs that would not otherwise have been incurred. Such transaction costs could be significant, but EIM intends to implement the Reorganization in a manner that would minimize such costs, to the extent practicable, and believes that such costs would be reasonable in relation to the anticipated benefits of the Reorganization. The estimated percentage of the holdings of the First Trust Moderate Growth Allocation Portfolio that will be sold in connection with the Reorganization is less than 5%” (emphasis added). Please confirm why the underscored phrase is included if the estimated percentage of the holdings that will be sold is only 5%.

Response: The Trusts have revised the disclosure to read as follows: “… ~~Such transaction costs could be significant, but EIM intends to implement the Reorganization in a manner that would minimize such costs, to the extent practicable, and believes that such costs would be reasonable in relation to the anticipated benefits of the Reorganization. The~~ It is ~~estimated~~ expected ~~percentage of the holdings of~~ that the First Trust Moderate Growth Allocation Portfolio ~~that~~ will ~~be sold~~ not sell any of its holdings in connection with the Reorganization ~~is less than 5%~~, and therefore no brokerage commissions or other transaction costs are expected to be incurred. This estimate is subject to change depending on the factors outlined above….”

k.

Comment: In Proposal 4 (at page 46), the carry-over bullet point states that “There is no assurance that fees and expenses would not increase after April 30, 2024, when the expense limitation arrangement (described below) for the 1290 VT Moderate Growth Allocation Portfolio would terminate if it is not renewed by EIM and the Board of Trustees.” Please confirm whether “(described below)” should be “(described above).”

Response: The Trusts have moved the bullet point with the above-referenced disclosure, as well as the two immediately preceding bullet points, to appear at page 44, before the bullet point that provides a comparison of the portfolios’ advisory fee schedules. Moving these three bullet points conforms the placement of these bullet points in this proposal to the placement of the three corresponding bullet points in the other proposals. After moving the bullet points, the language “(described below)” is accurate.

l.

Comment: In Proposal 5 (at page 57), the fourth bullet point states that “The MFS International Growth Portfolio is subject to a higher advisory fee schedule. The maximum advisory fee for the Invesco International Growth Portfolio is equal to an annual rate of 0.71% of its average daily net assets, whereas the maximum

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advisory fee for the MFS International Growth Portfolio is equal to an annual rate of 0.85% of its average daily net assets. However, as discussed below, the MFS International Growth Portfolio currently has a lower expense limitation arrangement in place than that for the Invesco International Growth Portfolio, which would more than offset the increase in the advisory fee” (emphasis added). Please consider the accuracy of the underscored statement and whether it is perhaps an overstatement.

Response: The Trusts have revised the above-referenced statement to read as follows: “However, as discussed below, the MFS International Growth Portfolio currently has a lower expense limitation arrangement in place than that for the Invesco International Growth Portfolio, which would ~~more than~~ offset the increase in the advisory fee.”

m.

Comment: In Proposal 5 (at page 58), the fifth bullet point states that “Expenses of the Reorganization are estimated to be $286,333 (excluding portfolio transaction costs) and will be borne by the Invesco International Growth Portfolio. However, to the extent that the Reorganization expenses exceed the Invesco International Growth Portfolio’s expense limitation set forth in its expense limitation arrangement, these expenses will be paid by EIM.” The first sentence states that the expenses will be borne by the Invesco International Growth Portfolio. Please be clearer as to whether the expenses are expected to exceed the expense limitation agreement and, if they are not, then please delete or revise the second sentence. As written, the two sentences are potentially confusing – it is not clear as to the likelihood of the expenses being borne by the Acquired Portfolio and therefore Contractholders. To the extent Contractholders will be indirectly bearing the expenses of the Reorganization, this should also be stated prominently in the Summary.

Response: It is not expected that Contractholders of the Invesco International Growth Portfolio will be indirectly bearing the expenses (excluding portfolio transaction costs) of its Reorganization. Accordingly, the Trusts have revised the sentences to read as follows:

EIM has agreed to pay expenses of the Reorganization that exceed the Invesco International Growth Portfolio’s expense limitation set forth in its expense limitation agreement. ~~Expenses of the~~ The Reorganization expenses for the Invesco International Growth Portfolio, which are estimated to be $286,333 (excluding portfolio transaction costs, which will be incurred indirectly by Contractholders both before and after the Reorganization), are expected to exceed the expense limit and, therefore, are expected to ~~and will be borne by the Invesco International Growth Portfolio. However, to the extent that the Reorganization expenses exceed the Invesco International Growth Portfolio’s expense limitation set forth in its expense limitation arrangement, these expenses will~~ be paid by EIM.

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Please also see the response to comment 4.b above for disclosure added to the Summary in response to this comment 4.m and comment 4.v below.

n.

Comment: In Proposal 6 (at page 67), the third bullet point states that “It is estimated that the total net annual operating expense ratio for the Core Plus Bond Class B shares for the fiscal year following the Reorganization will be 0.93%, which is the same as the total net annual operating expense ratio for the Franklin Strategic Income Portfolio Class IB shares for the fiscal year ended December 31, 2021…. There is no assurance that fees and expenses would not increase after April 30, 2023, when the expense limitation arrangement (described below) for the Core Plus Bond Portfolio would terminate if it is not renewed by EIM and the Board of Trustees. As discussed below, if Proposal 6 is approved, the Core Plus Bond Portfolio would have the same contractual expense cap in place as that for the Franklin Strategic Income Portfolio” (emphasis added). Please confirm whether the underscored “2023” should be “2024”.

Response: The Trusts have revised the underscored “2023” to “2024”.

o.

Comment: The footnote to the Fee Table at page 71 states that “Pursuant to a contract, EIM has agreed to make payments or waive its and its affiliates’ management, administrative and other fees to limit the expenses of … (2) the Core Plus Bond Portfolio through April 30, 2024 … so that the annual operating expenses … of the Portfolio … do not exceed 0.95% for Class B shares of the Portfolio…. If Proposal 6 is approved, EIM has undertaken to enter into a new, lower contractual expense limitation arrangement with respect to the Core Plus Bond Portfolio under which the annual expense limit for the Core Plus Bond Portfolio referred to in clause (2) above would be 0.93% for Class B shares through April 30, 2024” (emphasis added). Please confirm whether the underscored “2024” should be “2023.”

Response: The Trusts confirm that the underscored “2024” is accurate. The Board of Trustees of VIP Trust approved an extension of the current expense limitation arrangement for Class B shares of the Core Plus Bond Portfolio (i.e., 0.95%) for an additional year, through April 30, 2024.

p.

Comment: “Additional Information about the Reorganizations – Terms of the Reorganization Agreements” (at page 76) – Please revise the second sentence in the first paragraph in the section to read as follows: “The following is a summary of the material terms of the Reorganization Agreements.”

Response: The Trusts have made the requested change.

q.	Comment: “Additional Information about the Reorganizations – Terms of the Reorganization Agreements” – The third full paragraph at page 77 states that “The

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Acquired Portfolio involved in a Reorganization will bear the expenses of the Reorganization described in this Combined Proxy Statement/Prospectus. However, EIM will pay expenses of each Reorganization that exceed an Acquired Portfolio’s expense limitation set forth in its expense limitation arrangement.” To the extent that Contractholders of the Invesco International Growth Portfolio will be indirectly bearing the expenses of its Reorganization, the second sentence should be modified.

Response: As indicated in the response to comment 4.m above, it is not expected that Contractholders of the Invesco International Growth Portfolio will be indirectly bearing the expenses (excluding portfolio transaction costs) of its Reorganization. Accordingly, the Trusts have revised the paragraph to read as follows:

~~The Acquired Portfolio involved in a Reorganization will bear the expenses of the Reorganization described in this Combined Proxy Statement/Prospectus. However,~~ EIM ~~will~~ has agreed to pay expenses of each Reorganization that exceed an Acquired Portfolio’s expense limitation set forth in its expense limitation arrangement. The estimated Reorganization expenses (excluding portfolio transaction costs, which, unless otherwise noted, will be incurred indirectly by Contractholders both before and after the Reorganization) for each Acquired Portfolio are expected to exceed its expense limit and are expected to be paid by EIM.

r.

Comment: “Additional Information about the Reorganizations – Terms of the Reorganization Agreements” (at page 76) – Please describe in this section (or elsewhere in the Proxy Statement/Prospectus, as the Trusts deem appropriate) what the consequences (e.g., the Board’s options) would be if one or more of the Reorganizations should fail to be approved by shareholders.

Response: The Trusts have added the following sentence at the end of the third paragraph under the heading “Terms of the Reorganization Agreements”:

If a Reorganization Agreement is not approved by the applicable Acquired Portfolio’s shareholders or a Reorganization is not consummated for any other reason, the Board of the Acquired Portfolio will consider other possible courses of action for the Acquired Portfolio, which may include continuing to operate the Acquired Portfolio as a stand-alone portfolio; changes to the Acquired Portfolio’s investment objectives, policies and strategies; reorganizing the Acquired Portfolio into other acquiring portfolios; or such other options that the Board deems to be in the best interests of the Acquired Portfolio.

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s.

Comment: “Additional Information about the Reorganizations – Board Considerations” (at page 77) – Please confirm supplementally that the disclosure reflects considerations that were not in favor of the Reorganizations.

Response: The Trusts believe that the principal factors considered by the Board in approving the Reorganizations, as set forth and discussed in detail in the “Additional Information about the Reorganizations – Board Considerations” section, contain a detailed discussion of the Board’s deliberations. The Trusts confirm supplementally that the disclosure takes into account both positive factors (e.g., portfolio operating expenses are expected to decline or remain the same) and less favorable factors (e.g., costs to a Portfolio in repositioning its investment portfolio, and potential conflicts of interest of the investment adviser in proposing the Reorganizations). Furthermore, the Trusts believe that the “Board Considerations” disclosure need not repeat all of the positive factors (e.g., an Acquiring Portfolio has a lower advisory fee schedule than its corresponding Acquired Portfolio, or an Acquiring Portfolio has specific periods of outperformance relative to its corresponding Acquired Portfolio) or less favorable factors (e.g., an Acquiring Portfolio has a higher advisory fee schedule than its corresponding Acquired Portfolio, or an Acquiring Portfolio has specific periods of underperformance relative to its corresponding Acquired Portfolio) that the Board took into account in approving the Reorganizations and that are discussed in detail in the context of the Proposals. In this regard, the Trusts note, e.g., that the “Board Considerations” disclosure reflects that the Board considered “…(4) the effect of the respective Reorganization on an Acquired Portfolio’s annual operating expenses and shareholder fees and services, including a comparison of each Acquired Portfolio’s and its corresponding Acquiring Portfolio’s advisory fee and administration fee; [and] (5) the relative historical performance records of each Acquired Portfolio and its corresponding Acquiring Portfolio….” The Trusts respectfully submit that the current disclosure meets the requirement of Item 4(a) of Form N-14 that the Trusts outline the material reasons the Reorganizations are being proposed.

t.	Comment: Federal Income Tax Consequences – For the taxable Reorganizations, the Staff asks that the Portfolios provide tax opinions that there will be no tax consequences to Contractholders.

Response: The Trusts will receive from K&L Gates LLP a tax opinion that, for federal income tax purposes, Contractholders will not recognize any taxable income, gains or losses as a result of a Reorganization, whether the Reorganization is taxable or tax-free. A form of tax opinion will be filed as an exhibit to each Trust’s Pre-Effective Amendment.

u.

Comment: The following statement appears at page 104: “A discussion of the basis for the decision by the Board of each of EQ Trust and VIP Trust to approve the investment advisory and sub-advisory agreements with respect to each Portfolio is available in each respective Trust’s Semi-Annual or Annual Report to Shareholders.” Please provide the period(s) covered by the report(s).

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Response: The Trusts have revised the referenced statement to read as follows: “A discussion of the basis for the decision by the Board of each of EQ Trust and VIP Trust to approve the investment advisory and sub-advisory agreements with respect to each Portfolio is available in each respective Trust’s ~~Semi-Annual or~~ Annual Report to Shareholders for the fiscal year ended December 31, 2021.”

v.

Comment: The second paragraph in the section titled “Solicitation of Proxies and Voting Instructions” (at page 134) states that “The cost of the Meeting … will be borne by each class of each Acquired Portfolio. The cost of the Reorganizations is estimated to be $635,000, which will be allocated among the Acquired Portfolios. However, the Adviser will pay expenses relating to the Reorganizations that exceed a class’s expense cap. Accordingly, if the current expense ratio of an Acquired Portfolio (or a class thereof) equals or exceeds its expense limit, the Adviser will bear that Acquired Portfolio’s (or class’) expenses associated with the Reorganization.” To the extent that Contractholders will be paying for the Invesco International Growth Portfolio Reorganization, please note that here. Please state up front in the Summary that the cost of the Reorganizations, other than portfolio transaction costs, will not be borne by Contractholders, with the caveat that the cost of the Invesco International Growth Portfolio Reorganization might be borne by its Contractholders. Please clarify that the $635,000 does not include portfolio transaction costs. When stating that the $635,000 will be allocated among the Acquired Portfolios, please specify the basis for the allocation.

Response: As indicated in the responses to comments 4.m and 4.q above, it is not expected that Contractholders of the Invesco International Growth Portfolio will be indirectly bearing the expenses (excluding portfolio transaction costs) of its Reorganization. In response to this comment 4.v, and as indicated in the response to comment 4.b above, the Trusts have added the following disclosure to the Summary: “EIM has agreed to pay expenses of each Reorganization that exceed an Acquired Portfolio’s expense cap set forth in its expense limitation arrangement. The estimated Reorganization expenses (excluding portfolio transaction costs, which, unless otherwise noted, will be incurred indirectly by Contractholders both before and after the Reorganization) for each Acquired Portfolio are expected to exceed its expense cap and are expected to be paid by EIM.”

In addition, the Trusts have revised the second and third paragraphs in the section titled “Solicitation of Proxies and Voting Instructions” (at page 134) to read as follows:

The cost of the Meeting, including the expenses of printing and mailing the Combined Proxy Statement/Prospectus, the cost of solicitation of proxies and voting instructions and the expenses associated with reimbursing insurance companies or others for their reasonable expenses in forwarding solicitation material to beneficial owners, as well as the legal costs of fund

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counsel relating thereto and the costs of the Trusts’ independent registered public accounting firm relating thereto, will be borne by each class of each Acquired Portfolio. EQ Trust has engaged Broadridge Financial Solutions, Inc. (“Broadridge”) to assist in the distribution of proxy materials and the solicitation and tabulation of proxies for the Meeting. Broadridge will receive a total fee of approximately $98,500 for its proxy solicitation services. The cost of the Reorganizations is estimated to be $635,000 (excluding portfolio transaction costs)~~, which will be allocated among the Acquired Portfolios~~. The aforementioned costs (other than legal and accounting costs) will be allocated among the Acquired Portfolios in proportion to their respective numbers of Contractholder accounts; legal costs will be allocated among the Acquired Portfolios in proportion to the average net assets of the Acquired Portfolios; and accounting costs will be allocated among the Acquired Portfolios pro rata. However, the Adviser ~~will~~ has agreed to pay expenses relating to ~~the~~ each Reorganization~~s~~ that exceed a class’s expense cap. ~~Accordingly, if the current expense ratio of an Acquired Portfolio (or a class thereof) equals or exceeds its expense limit, the Adviser will bear that Acquired Portfolio’s (or class’) expenses associated with the Reorganization.~~ The estimated Reorganization expenses (excluding portfolio transaction costs, which, unless otherwise noted, will be incurred indirectly by Contractholders both before and after the Reorganization) for each Acquired Portfolio are expected to exceed its (or its class’) expense cap and are expected to be paid by EIM.

~~EQ Trust has engaged Broadridge Financial Solutions, Inc. (“Broadridge”) to assist in the distribution of proxy materials and the solicitation and tabulation of proxies for the Meeting. Broadridge will receive a total fee of approximately $98,500 for its proxy solicitation services, all of which costs will be borne as described above.~~

5.	Part C and Exhibits

a.

Comment: Part C – The Staff notes that the expense limitation arrangements are being extended and, in one case, the expense cap is changing. To the extent there are any amendments to the advisory agreements, the registrants should file those as exhibits.

Response: A form of amendment to the Expense Limitation Agreement among the Adviser, the Administrator and VIP Trust reflecting the proposed lower expense cap for the Core Plus Bond Portfolio will be filed as an exhibit to VIP Trust’s Pre-Effective Amendment. The Trusts note that there are no new forms of amendments to the Investment Advisory Agreements between the Adviser and the Trusts with respect to the Portfolios to be filed in connection with the proposed Reorganizations.

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b.

Comment: Form of Tax Opinion – Please include in the tax opinion a consent of counsel consenting to the discussion of the tax opinion in the registration statement, consenting to include the opinion as an exhibit to the registration statement, and consenting to the naming of K&L Gates LLP as tax counsel. The Staff refers to Section 7 of the Securities Act of 1933 and Rule 436 thereunder.

Response: The following consent language has been included in the forms of tax opinion:

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 of [the]/[each] Trust (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Reorganizations. Further, we hereby consent to the references to our firm and the discussion of this opinion in the Registration Statement under the Proxy/Prospectus heading “Federal Income Tax Consequences of the Reorganizations.” In giving this consent, we do not thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in Section 11 of the Securities Act of 1933, as amended (the “Securities Act”) or the rules and regulations promulgated thereunder by the Commission, nor do we admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

c.

Comment: Form of Tax Opinion – There is a statement in the form of tax opinion that the opinion is solely for the addressee’s information and use and may not be relied on for any purpose by any other person without K&L Gates LLP’s express written consent. The Staff objects to that statement; please delete this statement, as an opinion should not be only for the benefit of the board or the registrant.

Response: The final sentence of the form of tax opinion with respect to the tax-free Reorganizations has been revised to read as follows: “Finally, our opinion is solely for the ~~addressee’s~~ information and use of the addressees and their shareholders and may not be relied on for any purpose by any other person without our express written consent.”

The final sentence of the additional form of tax opinion referred to in the response to comment 4.t above reads as follows: “Finally, our opinion is solely for the information and use of the addressees and the Contract Owners and may not be relied on for any purpose by any other person without our express written consent.”

*    *    *    *    *

If you have any questions or comments concerning the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

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Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	William MacGregor, Esq.

Maureen Kane, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP